SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MICRO GENERAL CORPORATION
(Name of Subject Company)

MICRO GENERAL CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

Common Stock: 594838302
(CUSIP Number of Class of Securities)

John R. Snedegar
President and Chief Executive Officer
Micro General Corporation
2510 N. Red Hill Avenue, Suite 230
Santa Ana, California 92705
(949) 622-4444
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Joseph E. Root, Esq.
Micro General Corporation
2510 N. Red Hill Avenue, Suite 230
Santa Ana, California 92705
(949) 622-4444

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 4	THE SOLICITATION OR RECOMMENDATION	1

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ITEM 4. THE SOLICITATION OR RECOMMENDATION
SIGNATURE

         This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Micro General Corporation, a Delaware corporation (“MGEN”), originally filed with the Securities and Exchange Commission (“SEC”) on June 12, 2002 (“Schedule 14D-9”), and amended and supplemented by Amendment No. 1 to Schedule 14D-9 filed with the SEC on June 13, 2002 (“Amendment No. 1”), with respect to the exchange offer made by Fidelity National Information Solutions, Inc., a Delaware corporation (“FNIS”), pursuant to which each outstanding share of Common Stock (the “Shares”) may be exchanged for 0.696 of a share of FNIS common stock upon the terms and subject to the conditions set forth in an offer to exchange prospectus contained in a Registration Statement on Form S-4 that FNIS filed with the Securities and Exchange Commission on May 30, 2002 (as amended from time to time, the “Registration Statement”), and in the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement and mailed to the holders of the Shares. Except as otherwise indicated, the information set forth in the Schedule 14D-9 and Amendment No. 1 remains unchanged. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Schedule 14D-9 and Amendment No. 1.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

         Item 4 is hereby amended and supplemented by the following:

         The parenthetical in the paragraph beginning “After careful consideration by the Special Committee” on page 8 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following parenthetical:

(excluding certain MGEN insiders and affiliates)

         The last sentence in the paragraph beginning “In September 2001, Patrick F. Stone, Chief Executive Officer of FNIS” on page 8 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following sentence:

At that time, Mr. Snedegar indicated he was not interested in pursuing such discussions because MGEN was interested in pursuing several acquisitions of its own.

         The following sentence is added to the paragraph beginning “In mid-March 2002, Mr. Stone met with Mr. Snedegar” on page 8 of the Schedule 14D-9 as the second to last sentence of that paragraph:

Because of the lack of success of MGEN’s own acquisition efforts due to the apparent inability to use MGEN stock as currency for acquisitions, Mr. Snedegar indicated he was interested in pursuing such discussions.

         The parenthetical in the paragraph beginning “In early April 2002, the Special Committee retained Paul, Hastings, Janofsky & Walker LLP” on page 8 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following parenthetical:

(excluding certain MGEN insiders and affiliates)

The paragraph beginning “On April 26, 2002, the FNIS special committee unilaterally decided” on page 8 of the 14D-9 is hereby deleted in its entirety and replaced by the following paragraph:

After consultation with counsel regarding recent Delaware court decisions limiting the rights of dissenting stockholders to challenge acquisitions of the type being considered by FNIS and MGEN, the FNIS special committee decided that its rights to proceed with the acquisition under Delaware law would be enhanced if it unilaterally made a tender offer to MGEN’s stockholders than if it entered into a merger agreement with MGEN’s management. Therefore, on April 26, 2002, the FNIS special committee unilaterally decided to discontinue discussions with the Special Committee without reaching an agreement on any terms of the merger. Thereafter, the

FNIS special committee met with its financial and legal advisors to discuss the terms and conditions of the tender offer.

         The third sentence of the paragraph beginning “On May 1, 2002, Needham presented its financial analysis” on page 9 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following sentence:

Needham presented and reviewed its financial analysis of the exchange offer and delivered its opinion that, as of May 1, 2002, and based on and subject to the assumptions and other matters described in its written opinion, the Exchange Ratio described in the exchange offer was fair from a financial point of view to holders of the Shares (excluding certain MGEN insiders and affiliates).

         The last sentence of the paragraph beginning “On June 1, 2002, the Special Committee” on page 9 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following sentence:

The updated fairness opinion confirmed in writing that, as of June 1, 2002, based on the assumptions made, the matters considered and the limitations of the review undertaken described in the opinion, the Exchange Ratio described in the Offer was fair from a financial point of view to holders of the Shares (excluding certain MGEN insiders and affiliates).

         The parenthetical in the first sentence of the paragraph beginning “Immediately following the meeting of the Special Committee” on page 9 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following parenthetical:

(excluding certain MGEN insiders and affiliates)

         The parenthetical in the second sentence of the paragraph beginning “Immediately following the meeting of the Special Committee” on page 9 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following parenthetical:

(excluding certain MGEN insiders and affiliates)

         The parenthetical in the paragraph beginning “The Special Committee’s recommendation that the holders of the Shares” on page 9 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following parenthetical:

(excluding certain MGEN insiders and affiliates)

         The parenthetical in the paragraph beginning “In reaching its decision that the Offer is fair to holders of MGEN Common Stock” on page 9 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following parenthetical:

(excluding certain MGEN insiders and affiliates)

         The second sentence of the paragraph beginning “The Special Committee’s discussions with Needham” on page 10 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following sentence:

On May 1, 2002, Needham delivered an oral opinion, that was subsequently confirmed in writing, as of the same date, that, as of that date and based upon and subject to the assumptions and other matters described in its written opinion, the Exchange Ratio described in the Offer was fair from a financial point of view to holders of the Shares (excluding certain MGEN insiders and affiliates).

         The fourth sentence of the paragraph beginning “The Special Committee’s discussions with Needham” on page 10 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following sentence:

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The updated fairness opinion confirmed in writing that, as of June 1, 2002, based on and subject to the assumptions and other matters described in the opinion, the Exchange Ratio described in the Offer was fair from a financial point of view to holders of the Shares (excluding certain MGEN insiders and affiliates).

         The parenthetical in the paragraph beginning “Needham’s opinion is addressed to the Special Committee” on page 10 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following sentence:

(excluding certain MGEN insiders and affiliates)

         The following sentences are added at the end of the paragraph beginning “Pursuant to certain tender agreements with FNIS” on page 11 of the Schedule 14D-9:

In addition, to MGEN’s knowledge, MGEN’s remaining executive officers and directors also intend to tender their Shares for exchange in the Offer. The above persons and entities constitute all of MGEN’s executive officers, directors and affiliates that own Shares. None of MGEN’s subsidiaries own Shares.

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SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICRO GENERAL CORPORATION

By: /s/ John R. Snedegar
John R. Snedegar President and Chief Executive Officer

Dated: June 20, 2002

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